Mail Stop 4561

March 14, 2008

Carl Ritter, Chief Executive Officer
Carbiz, Inc.
7405 North Tamiami Trail
Sarasota, FL 34243

> **Re: Carbiz, Inc.**
> **Amendment No. 4 to Form SB-2 on Form F-3**
> **Filed February 21, 2008**
> **File No. 333-142142**

Dear Mr. Ritter:

We have limited our review of your filing to the matters discussed below.

General

1. We refer to prior comment 2 from our letter of February 6, 2008, and we note the statement in your response letter that the negotiations with Trafalgar in connection with the September 2007 financings "did not contain any discussions of including these shares on our current registration statement." However, on pages 2 and 3 of your registration statement, you state that, in connection with each of the September 2007 Trafalgar financings, you "agreed to prepare and file with the Securities and Exchange Commission a registration statement of which this prospectus is a part to register our common shares for resale by Trafalgar…." Please modify your filing as necessary to remove the suggestion that the negotiations with Trafalar in connection with the September 2007 financings involved an agreement to include the shares issuable to Trafalgar in the current registration statement, or advise.

Exhibits

Legal Opinion of Harris & Harris LLP

2. The legal opinion of Harris & Harris dated February 21, 2008, relates to 6,500,000 shares issuable upon exercise of warrants held by Trafalger and 1,946,664 shares issuable upon the conversion of secured debentures held by Trafalger. Footnote 40 to the selling shareholder table in your registration

statement, however, indicates that you are registering for resale by Trafalgar 2,500,000 shares issuable upon exercise of warrants and 5,946,664 shares issuable upon conversion of secured debentures. Please amend your registration statement, or have counsel file a revised opinion, to ensure that the amount and nature of the securities covered by the opinion corresponds to the amount and nature of the securities being registered.

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Any questions should be directed to Katherine Wray at (202) 551-3483 or, in her absence, the undersigned at (202) 551-3462. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (310) 208-1182
        Peter V. Hogan, Esq.
        Yaphett K. Powell, Esq.
        Richardson & Patel LLP